Exhibit 99.1

ICTS INTERNATIONAL N.V. ANNOUNCES USD $60 MILLION INVESTMENT
INTO ABC TECHNOLOGIES B.V., PARENT COMPANY OF AU10TIX LIMITED

ICTS International N.V. (ICTSF). Schiphol Oost, Netherlands – July 8, 2019.

ICTS International N.V. (“ICTS”) announced today that TPG has made an investment in ABC Technologies B.V., the holding company for AU10TIX Limited (“AUT10TIX”).  The transaction gives AU10TIX a post-money valuation of USD $260 million.

The transaction proceeds of USD $60 million, received through the issuance of Preferred Shares, will be used to pay off AU10TIX’s debt and accelerate AU10TIX’s future global growth initiatives.

AU10TIX is a global cloud-based, machine learning, image processing company.  AU10TIX’s portfolio of services include: forensic level ID Authentication, Identity Verification, Screening, and Advanced Biometrics.  Over the last decade AU10TIX Limited has become the preferred solution for customer onboarding and KYC ("Know Your Customer") automation across a diverse set of industry sectors; such as banking, payments, transportation, travel, and gaming.

This investment demonstrates confidence in AU10TIX management, the company’s business model, and its future strategic trajectory.

Goldman Sachs International served as sole placement agent in this transaction.

About ICTS International N.V.

ICTS specializes in the development and implementation of innovative security concepts and solutions designed to meet the needs of a variety of industries, mainly aviation transportation, border control and sensitive facilities.  ICTS International benefits from over two decades of expertise and international operational experience in transportation security, with a particular emphasis on high-risk environments, passenger processing transactions and the integration of security services to provide a comprehensive security solution.  The company also offers a wide variety of customized training programs, tailored procedures and a wide range of security consulting services.  The company has developed and implemented unique technological solutions, based on its comprehensive approach to security, designed to enhance the level of security, while accelerating the security check process.  For more information, visit www.icts-int.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the ICTS’ business strategy and future plans of operations.  Forward-looking statements involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release.  These and other important factors, including those mentioned in various Securities and Exchange Commission filings made periodically by ICTS, may cause ICTS’ actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements.  The forward-looking statements contained in this press release speak only as of the date hereof and ICTS expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in ICTS’ expectations or future events.

About AU10TIX

AU10TIX Limited, a subsidiary of ICTS International N.V, deals with the authentication and digitization of identifying documents including Passports, identity cards, driving licenses and other complementary identifying documents. The company specializes in implementing hardware & software based applications used for scanning, identifying, content retrieval, authentication and validation of identifying documents. AU10TIX is a pioneer of all-channel (front-end and online) ID authentication and processing solutions. The company's products drastically reduce identifying document-based fraud, reducing the costs associated with client processing and enabling effective regulatory compliance, while making the sales and support operations speedier and considerably more efficient. For more information, visit www.au10tix.com

About TPG

TPG is a leading global alternative asset firm founded in 1992 with more than $108 billion of assets under management and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul, and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, credit, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. For more information, visit www.tpg.com.

Contact:

ICTS International N.V.
Alon Raich +31 20 347.10.77
mail@ictsinternational.com

TPG
Luke Barrett
media@tpg.com
415-743-1550